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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                           For the month of April 2004




                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)





(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]    Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                               Yes [ ]    No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                                    SIGNATURE


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 BANCOLOMBIA S.A.
                                  (Registrant)




Date: April 13, 2004             By /s/ JAIME ALBERTO VELASQUEZ B.
                                    ---------------------------------------
                                    Name:   Jaime Alberto Velasquez B.
                                    Title:  Vice President of Finance
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[BANCOLOMBIA LOGO]


           BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 45,905
       MILLION FOR THE MONTH ENDED MARCH 31, 2004 ACCUMULATING PS 118,407
                            DURING THE FIRST QUARTER


Medellin, COLOMBIA. April 13, 2004. BANCOLOMBIA (NYSE:CIB)*

BANCOLOMBIA reported unconsolidated net income of Ps 45,905(1) million for the month ended March 31, 2004. For the three months ended March 31, 2004 the Bank reported accumulated net income of Ps 118,407 million, 111% higher than for the same period in 2003.

Total net interest income, including investment securities, amounted to Ps 83,376 million in March 2004 and Ps 245,560 million for the three-month period ended March 31, 2004. Additionally, total net fees and income from services amounted to Ps 27,235 million in March 2004 and Ps 72,878 million for the three-month period ended March 31, 2004.

During March, 2004, the Bank reported dividends income of Ps 25,856. For the three-month period ended March 31, 2004 the Bank reported accumulated dividends income of Ps 54,616, 331% higher than for the same period in 2003.

Total assets amounted to Ps 11.5 trillion in March 2004, 18.5% higher than the reported in March 2003. Total deposits increased approximately 9.2% to Ps 6.9 trillion over the last twelve months. BANCOLOMBIA's total shareholders' equity amounted to Ps 1.54 trillion in March 2004, which constitutes a 33.7% increase over the Ps 1.15 trillion reported in March 2003.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 1.8% as of March 31, 2004, and the level of allowance for past due loans was 287%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in March 2004 was as follows: 12.2% of total deposits, 13.4% of total net loans, 10.4% of total savings accounts, 17.6% of total checking accounts and 11.3% of total time deposits.


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*    This report corresponds to the interim financial statements of BANCOLOMBIA, which are subject to review by the Superintendency of Banking. The information contained herein has been prepared in accordance with generally accepted accounting principles (GAAP) in Colombia, and is expressed in nominal terms and has not been audited.

     CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

     This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.

1 Exchange Rate April 13, 2004: Ps 2,648.80 = US$ 1. Total outstanding shares: 576,695,395. 1 ADR= 4 preference shares.

CONTACTS

JAIME A. VELASQUEZ                  MAURICIO BOTERO          WWW.BANCOLOMBIA.COM
FINANCIAL VP                        IR MANAGER               FAX: (574) 2317208
TEL.: (574) 5108666                 TEL.: (574) 5108866